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                                                                 EXHIBIT 99.10

               [VITAFORT INTERNATIONAL CORPORATION letterhead]




December 16, 1995




Mr. Mark Beychok
Vitafort International Corp.
1800 Avenue of the Stars
Suite 480
Los Angeles, CA 90067

Dear Mark:

This will confirm that the Board has agreed to rewrite and update your employment agreement in the near future. In recognition of your extraordinary efforts, including, but not limited to: (i) deferring all of your salary for a period of six months; (ii) your efforts to successfully bring new products to market, we also confirm that your contract is amended to grant you an additional 1,250,000 options at $.15 per share which options shall expire on December 16, 2000 and shall be fully vested.

Very truly yours,


/s/ Sheldon Schrager
Sheldon Schrager

SS/ld